UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LiveDeal, Inc.
(Name of Issuer)

 Common Stock $0.001 par value
(Title of Class of Securities)

538144304
(CUSIP Number)

Isaac Capital Group LLC
Attention:  Manager
3525 Del Mar Heights Road, Suite 765
San Diego, California  92130
858-259-6661
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 December 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538144304	Page 2 of 6 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Jon Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (see instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 403,225
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 403,225
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,225
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 538144304	Page 3 of 6 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Isaac Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (see instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 403,225
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 403,225
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,225
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 538144304	Page 4 of 6 Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of LiveDeal, Inc., a Nevada corporation (the “Issuer”).

The principal executive offices of LiveDeal are at 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120.

Item 2.  Identity and Background

(a)	The persons filings this statement are Jon Isaac, a citizen of Canada, and Isaac Capital Group LLC, a Delaware limited liability company (“ICG” and, together with Mr. Isaac, the “Reporting Persons”).

(b)	The business address of Mr. Isaac, and the address of the principal office of ICG, is 3525 Del Mar Heights Road, Suite 765, San Diego, California 92130.

(c)	Mr. Isaac is the sole member of ICG, and his principal occupation is managing ICG. The principal business of ICG is investing in public and private equity securities.

(d)	During the past five years, neither Mr. Isaac nor ICG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither Mr. Isaac nor ICG has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f)	Mr. Isaac is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

ICG purchased 403,225 shares of Common Stock (the “Shares”) directly from the Issuer in a private placement transaction on December 12, 2011 for $500,000.  This amount was paid from ICG’s general working capital, and none of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction

ICG acquired the Shares to change the composition of the Issuer’s board in the belief that the Issuer and its shareholders would benefit from the diversification of the Issuer’s business.  ICG intends to diversify the Issuer’s business, and may seek suitable acquisition candidates through acquisition, merger, reverse merger or other suitable business combination method and/or to restructure the Issuer into a holding company by merger into a subsidiary.

CUSIP No. 538144304	Page 5 of 6 Pages

In connection with the investment, ICG obtained the right to designate one member of the Issuer's board of directors for so long as ICG beneficially owns at least 5% of the Issuer’s outstanding shares of Common Stock.  ICG has designated Mr. Isaac to serve on the Issuer’s board.  The Reporting Persons may nominate or seek to nominate additional directors to the Issuer’s board of directors at its next annual meeting of stockholders, and may solicit other stockholders of the Issuer to support and vote for its nominees.

The Reporting Persons may from time to time acquire additional shares of Common Stock or other securities of the Issuer by purchase on the open market, privately or by tender offer, or dispose of any or all of the Shares in the open market or in private transactions.

Except for the foregoing, neither Reporting Person has any present plans or proposals which relate to or would result in:  (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present capitalization or dividend policy of the issuer; (6) any other material change in the Issuer's business or corporate structure; (7) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)           The Reporting Persons each beneficially owns  403,225 shares of Common Stock, which represents approximately 17.2% of the issued and outstanding shares of Common Stock (based upon the 2,338,378 shares of Common Stock stated to be outstanding as of December 12, 2011 by the Issuer in the Issuer’s Current Report on Form 8-K filed with the SEC on December 13, 2011.

 (b)           Each of the Reporting Persons has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 403,225 Shares.

(c)           The Reporting Persons acquired all of the Shares within the last sixty days directly from the Issuer in a private placement transaction which closed on December 12, 2011 at a price of $1.24 per Share.

CUSIP No. 538144304	Page 5 of 6 Pages

(d)            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings or relationships (legal or otherwise) exist between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The Shares have not been pledged and are not otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over any Shares.

Item 7.  Materials to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISAAC CAPITAL GROUP LLC /s/ Jon Isaac Jon Isaac President JON ISAAC /s/ Jon Isaac

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D filed on or about the date set forth below, and any amendments thereto, with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.001 per share, of LiveDeal, Inc., a Nevada corporation, is being filed on behalf of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G, and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.  The undersigned further agree that this agreement will be included as an exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

In witness whereof, the undersigned have caused this agreement to be executed on their behalf this 12th day of December, 2011.

Jon Isaac /s/ Jon Isaac
Isaac Capital Group LLC By: /s/ Jon Isaac Jon Isaac President